[INTERNATIONAL STAR, INC. LETTERHEAD]

August 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
Attn.:	Tia Jenkins.
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Re:	Response to SEC comments concerning Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005

Ladies and Gentlemen:

On behalf of International Star, Inc. (the “Company”), we are submitting this response to your letter, dated July 10, 2006, setting forth the staff’s comments regarding the above-referenced Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (“2005 Annual Report”). The original 2005 Annual Report was filed on or about April 14, 2006 (the “Original Report”).

For your ease of reference, we have reproduced your comments in bold, italicized type below, and have followed each comment with our response thereto. References in this letter to “we,” “our” or “us” mean the Company and/or our advisors, as the context may require. Contemporaneously with the filing of our responses to your comments, we are filing our Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2005 (the “1st Amendment”). Also, we are forwarding to you supplementally a hard copy of the 1st amendment showing all revisions referenced herein with all language added from the Original Report underlined, and all language deleted from the Original Report set off in the right hand margin for your ease of reference.

Financial Statements

Balance Sheet, page 22

1.
Please reconcile the 212,987,443 shares listed as outstanding to the 100,000,000 shares listed as authorized. If the authorized shares were increased, please tell us when you filed amended articles of incorporation as required by Item 601 of Regulation S-B, or otherwise disclosed any increase in the number of authorized shares in your periodic reports.

Response:

The Original Report incorrectly listed the shares of our common stock authorized for issuance as 100,000,000 shares. The correct number of authorized shares of our common stock is 780,000,000 shares, which is now accurately reflected in the 1st Amendment. The authorized shares were increased by filing a Certificate of Amendment to the Articles of Incorporation of the Company increasing the authorized common stock shares from 100,000,000 to 780,000,000 shares, which Certificate of Amendment was recorded as filed with the Secretary of State of Nevada on December 21, 2004. The increase in the authorized shares of our common stock was approved pursuant to a vote of a majority of our shareholders. The Company is attaching as an exhibit to our 1st Amendment, the Articles of Amendment to the Articles of Incorporation referenced herein, in addition to all other Certificates of Amendments to Articles of Incorporation filed with the Nevada Secretary of State and not previously filed as an exhibit to our periodic reports in compliance with Item 601(3)(i) of Regulation SB promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Statement if Stockholders’ Equity, page 24

2.
Please reconcile your disclosures regarding Recent Sales of Unregistered Securities on pages 13-15 to the statement of Shareholders’ Equity. We note that the disclosure on pages 13-15 reflects approximately $25,000 of proceeds which are not shown in the equity statement. In addition, please revise your disclosure regarding the warrants in Note E on page 29 to provide the information required by paragraph 4 of FAS 129. Also, disclose the material terms of any registration rights relating to the warrants.

Response:

The disclosures contained on pages 13 through 15 under “Recent Sales of Unregistered Securities” incorrectly reflects two private placement transactions pursuant to which the company received $24,956 in each transaction. The disclosures are contained at paragraphs three and seven under this section of the Original Report. In actuality, there was only one private placement transaction, dated as of March 21, 2005, pursuant to which the Company received, in two separate payments, an aggregate of $24,956. The disclosures under “Recent Sales of Unregistered Securities” have been amended in the 1st Amendment to correctly reflect the amount of $24,956 received by the Company in one private transaction.

Note E of the Notes to our Financial Statements has been revised in the restated financial statements submitted with our 1st Amendment (the “Restated Financial Statements”) to provide information required by paragraph 4 of FAS 129. All material terms of any registration rights relating to the warrants referenced therein have been disclosed as well.

Cash Flow Statement, Page 25

3.
Please reconcile the $754,116 of proceeds received for the sale of common stock and warrants to the amounts shown in the statements of stockholders’ equity (page 24) and your disclosures on pages 13-15.

Response:

We have restated our financial statements to reconcile the $754,116 of proceeds received for the sale of common stock and warrants to the amounts shown in the Statement of Stockholders Equity against the disclosures contained on pages 13 through 15 of the Original Report, under the header “Recent Sales of Unregistered Securities.” The restated financial statements are being filed with the 1st Amendment.

Notes to Financial Statements

Note D - Loans and Advances from Company Directors, page 29

4.
We note your disclosure regarding the commissions paid on private placements to your Chief Executive Officer and Chief Financial Officer on page 36. Please revise the financial statements to include the material terms of the agreements and any other related party transactions as required by paragraph 2 of FAS57

Response:

We have restated our financial statements to disclose the material terms of any agreements and any other related party transaction as required by paragraph 2 of FAS57. The Restated Financial Statements are being filed with the 1st Amendment.

Items 8A - Controls and Procedures, page 32

5.
Disclose in detail the nature of any material weakness identified in your evaluation. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness.

Response:

Based on the evaluation of our management, Chief Executive Officer and Chief Financial Officer regarding the effectiveness of our disclosure controls as required by Rules 13a-15(b) and 15d-15(b) and internal control over financial reporting as required by Rule 13a-15(d) and 15d-15(d), we have identified a material weakness relating to our lack of competent financial management personnel with appropriate accounting knowledge and training and our financial inability to retain such financial management personnel during the fiscal year ended December 3,1 2005. We continue to seek the capital necessary to hire additional personnel to address this weakness, however as of the date hereof, we have not been able to do so. Any plan to address the above-identified material weakness will necessarily depend on our ability to obtain additional funding to hire and train additional personnel with the appropriate accounting knowledge, expertise and experience.

It should also be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions, regardless of how remote.

As you requested in your letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should the staff have any additional comments or questions, please direct such questions to the undersigned, and/or to our legal counsel: August Law Group, P.C., 19200 Von Karman Avenue, Suite 900, Irvine, CA 92612, Attn: Kenneth S. August, Esq., who may also be reached by telephone at (949) 752-7772 or by fax at (949) 752-7776.

Very truly yours,

INTERNATIONAL STAR, INC.,
a Nevada corporation

/S/ DENNYCASHATT

By: Denny Cashatt
Our: President